Exhibit 10.64

SEVENTEENTH MODIFICATION AGREEMENT

THIS SEVENTEENTH MODIFICATION AGREEMENT (the "Agreement") is made as of the 12th day of November, 2003, by and among E-LOAN, INC. (the "Borrower"), and GMAC Mortgage Corporation, a Pennsylvania corporation ("GMACM"), as successor to all rights, title, interest and obligations under that certain Master Warehouse Loan Purchase and Sale Agreement dated as of September 24, 2003 ("Purchase Agreement"), by and among GMACM and GMAC Bank, a federal savings bank (the "Lender").

BACKGROUND

The Borrower and the Lender entered into a Warehouse Credit Agreement, dated as of November 1, 2001, as amended (as so amended, the "Warehouse Credit Agreement") pursuant to which the Lender agreed to make advances (the "Advances") to the Borrower in accordance with the provisions of the Warehouse Credit Agreement. All capitalized terms used herein and not otherwise defined shall have the meanings set forth in the Warehouse Credit Agreement.

The Advances are evidenced by the Borrower's Fourth Amended and Restated Note, dated as of May 6, 2003 (the "Note") in the stated principal amount of $155,000,000 and secured by, among other things, a Warehouse Security Agreement dated as of November 1, 2001, as amended (as so amended, the "Warehouse Security Agreement") between the Borrower and the Lender granting the Lender a security interest in certain of the Borrower's assets.

Pursuant to the Purchase Agreement, GMACM is the successor of all rights, title, interest and obligations of Lender under the Warehouse Credit Agreement and Collateral Documents.

The Borrower has requested that GMACM make certain modifications to the terms of the Warehouse Credit Agreement, and GMACM has agreed to such modification, subject to the terms and conditions of this Agreement.

NOW, THEREFORE, the parties hereto, intending to be legally bound hereby, agree as follows:

1.   Warehouse Credit Agreement. The Warehouse Credit Agreement is hereby amended as follows:

    (a)   The definition of "Commitment" contained in Section 1.01 of the Warehouse Credit Agreement is amended to read in full as follows:

    ""Commitment" shall mean the obligation of the Lender to make Advances in an aggregate principal amount outstanding at any time not to exceed $150,000,000, or such other amount as Lender, in its sole discretion, may determine from time to time."

    (b)   The definition of "Expiry Date " contained in Section 1.01 of the Warehouse Credit Agreement is revised as follows:

""Expiry Date" shall mean the earlier of (i) January 31, 2004, as such date may be extended upon mutual agreement between the Borrower and the Lender from time to time, and (ii) the date that is 120 days after the date on which the Lender shall have given the Borrower the notice referred to in Section 9.13 hereof."

2.   References to Credit Documents. Upon the effectiveness of this Agreement:

(a)   Each reference in the Warehouse Credit Agreement to "this Agreement," "hereunder," "hereof," "herein" or words of like import, and each reference in the Restated Note and the Warehouse Security Agreement to the Warehouse Credit Agreement, shall mean and be a reference to the Warehouse Credit Agreement as amended hereby;

(b)   Each reference in the Warehouse Credit Agreement and the Warehouse Security Agreement to the Note shall mean and be a reference to the Restated Note; and

(c)   Each reference in the Warehouse Credit Agreement and the Note to the Warehouse Security Agreement shall mean and be a reference to the Warehouse Security Agreement as amended hereby.

3.   Ratification of Documents.

(a)   Except as specifically amended herein or amended and restated in the Restated Note, the Warehouse Credit Agreement, the Note and the Warehouse Security Agreement shall remain unaltered and in full force and effect and are hereby ratified and confirmed.

(b)   The execution, delivery and effectiveness of this Agreement and the Restated Note shall not, except as expressly provided herein, operate as a waiver of any right, power or remedy of the Lender under the Warehouse Credit Agreement, the Note or the Warehouse Security Agreement nor constitute a waiver of any default or Event of Default under the Warehouse Credit Agreement, the Note or the Warehouse Security Agreement.

4.   Representations and Warranties. The Borrower hereby certifies that (i) the representations and warranties which it made in the Warehouse Credit Agreement and the Warehouse Security Agreement are true and correct as of the date hereof and (ii) no Event of Default and no event which could become an Event of Default with the passage of time or the giving of notice, or both, under the Note, the Warehouse Credit Agreement or the Warehouse Security Agreement exists on the date hereof.

5.   Miscellaneous.

(a)   This Agreement shall be governed by and construed according to the laws of the State of Delaware without regard to principles of conflicts of laws and shall be binding upon and shall inure to the benefit of the parties hereto, their successors and assigns.

(b)   This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

(c)   This Agreement is intended to take effect as a document under seal.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

E-LOAN, INC.   Attorney-In-Fact for GMAC MORTGAGE
                                                             CORPORATION

By: /s/ Joseph Kennedy   By: /s/ John Doulong
      President   Name: John Doulong
                                                             Title: Vice President of GMAC Bank